EXECUTED

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

May 16, 2002

Telefónica de Argentina S.A.

(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.

(Translation of registrant's name into English)

Tucumán 1, 18th Floor
1049 Buenos Aires, Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:)

Form 20-F __X__ Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:)

Yes ___ No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):) __N/A__

TELEFÓNICA DE ARGENTINA S.A.

TABLE OF CONTENTS

Buenos Aires, May 14, 2002

To
The Buenos Aires Stock Exchange
By hand

Ref.: Information per Art. 63 of the Listing Regulation

Dear Sirs:

We are writing to you in compliance with the requirements of Art. No. 63 of the Listing Regulations, in order to inform you that at its meeting of May 14, 2002, the Board of Directors of Telefónica de Argentina S.A. approved the financial statements and other documentation corresponding to the three-month period ended March 31, 2002.

In this regard, please be informed of the following data (amounts expressed in millions of pesos):

1) Results for the period

- Ordinary earnings (loss)	($2,484)
- Extraordinary earnings	-

2) Breakdown of Shareholders' Equity by segments and amounts:

- Capital stock (par value)	$1,746
- Integral adjustment of capital stock	$20
- Legal reserve	$189
- Reserve for future dividends	$740
- Unapropriated earnings	($2,507)
Total Shareholders' Equity	$188

3) Following is a description of the composition of the Corporation's capital stock:

Common Stock Class A (1 vote)	**Common Stock Class B (1 vote)**	**Capital Stock (1)**
1,091,847,170	**654,205,259**	**1,746,052,429**
(62.5% of capital stock)	(37.5% of capital stock)	

(1) As of this date, the capital reduction resulting from the corporate reorganization is inscribed in the Public Registry of Commerce. In addition, on December 12, 2001, there was an exchange of shares.

The following chart shows the number of shares that did not belong to the Corporation's majority shareholder or group as of the closing date of the quarterly financial statements.

Shareholder	Common Stock Class A (1 vote)	Common Stock Class B (1 vote)	Total Capital Stock	% of Capital Stock
Public	----------	34,300,446 (2)	34,300,446	1.96%

(2) These shares represent 5.24% of Class B common shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Internacional de Telecomunicaciones S.A.

Date: May 16, 2002

By: ______________________

Name: FERNANDO BORIO

Title: SECRETARY TO THE BOARD